UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

QRONS INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

74737F101
 (CUSIP Number)

Jonah Meer
Chief Executive Officer
50 Battery Place, #7T
 New York, New York 10280
(212)-945-2080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 74737F101
1.		NAME OF REPORTING PERSONS Jonah Meer I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,335,000 (1)
	8.	SHARED VOTING POWER 66.66% (2)
	9.	SOLE DISPOSITIVE POWER 6,335,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,335,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5% (1)(3)
14.		TYPE OF REPORTING PERSON IN

(1)
Does not include 1,000 shares of Series A Preferred Stock of the Issuer (“Series A Stock”) which, pursuant to the terms of the Certificate of Designation of such Series A Stock, together with the other outstanding shares of Series A Stock has voting rights equal to 66.66% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000 shares of Series A Stock which together with the other outstanding shares of Series A Stock has voting rights equal to 66.66% of the outstanding voting capital of the Issuer.
(3)
Based on 13,289,789 shares of common stock of the Issuer outstanding as of November 13, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

Cusip No. 74737F101
1.		NAME OF REPORTING PERSONS Ido Merfeld I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,335,000 (1)
	8.	SHARED VOTING POWER 66.66% (2)
	9.	SOLE DISPOSITIVE POWER 6,335,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,335,000 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5% (1)(3)
14.		TYPE OF REPORTING PERSON IN
(1)
Does not include 1,000 shares of Series A Preferred Stock of the Issuer (“Series A Stock”) which, pursuant to the terms of the Certificate of Designation of such Series A Stock, together with the other outstanding shares of Series A Stock has voting rights equal to 66.66% of the outstanding voting capital of the Issuer.

(2)	Represents 1,000 shares of Series A Stock which together with the other outstanding shares of Series A Stock has voting rights equal to 66.66% of the outstanding voting capital of the Issuer.
(3)
Based on 13,289,789 shares of common stock of the Issuer outstanding as of November 13, 2020, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

EXPLANATORY NOTE

This Amendment No. 2 to the Statement on Schedule 13D filed on September 28, 2017 (the “Schedule 13D”), with the Securities and Exchange Commission (the “SEC”), as amended on December 26, 2019, on behalf of Jonah Meer and Ido Merfeld (the “Reporting Persons” and each, a “Reporting Person”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Qrons Inc. Inc. (the “Company”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

On August 22, 2016, at the Issuer’s inception, each of the Reporting Persons purchased (i) 5,060,000 shares of Common Stock and (ii) 1,000 shares of Series A Preferred Stock of the Issuer (“Series A Stock”) for aggregate consideration of $507. Pursuant to the terms of the Certificate of Designation of such Series A Stock, the holders of the Series A Stock together have voting rights equal to 66.66% of the outstanding voting capital of the Issuer. The securities were acquired with personal funds.

On December 4, 2017, December 10, 2018, December 17, 2019 and December 10, 2020, each of the Reporting Persons was granted an immediately exercisable option to purchase 300,000 shares, 325,000 shares, 325,000 shares and 325,000, respectively, of Common Stock at an exercise price of $2.00 per share for services provided to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of December 16, 2020, the Reporting Persons are each deemed to be the beneficial owner of 6,335,000 shares of Common Stock, representing 43.5% of the issued and outstanding Common Stock based upon 13,289,789 shares of Common Stock outstanding as of November 13, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2020. The Reporting Persons also each beneficially own 1,000 shares of Series A Stock representing together 66.66% of voting stock of the Issuer.

(b)  Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 6,335,000 shares of Common Stock. The foregoing number of shares do not include 1,000 shares of Series A Stock beneficially owned by each of the Reporting representing together 66.66% of voting stock of the Issuer.

 (c)  Other than as reported above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 16, 2020

/s/Jonah Meer
Jonah Meer

/s/Ido Merfeld
Ido Merfeld